SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of Letter to the Buenos Aires Stock Exchange dated August 25, 2017.

Autonomous City of Buenos Aires, August 25, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Information under Article 23, Chapter VII of the Merval Listing Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Merval Listing Regulations, under which the Company must report any court case promoted by its shareholders against it.

In this regard, please be informed that YPF S.A. (“YPF” or the “Company”) has been notified of a lawsuit filed by Ricardo Paz Herrera, who has requested the annulment of the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 28, 2017, before the National First Instance Court in Commerce Issues, No. 16, under the supervision of Dr. Sebastian Sanchez Cannavo, Deputy Judge, Secretariat No. 32, located at Av. Callao 635 P.B. in the Autonomous City of Buenos Aires, under the lawsuit title “Paz Herrera Ricardo Adrián c/YPF S.A. s/Ordinario”, Expte. No. 15221/2017.

YPF categorically rejects the allegations set forth in the complaint, which it considers completely inadmissible; and informs that it will defend its interests and those of its shareholders in accordance with applicable law.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 28, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer